Skadden, Arps, Slate, Meagher & Flom llp
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NEW YORK 10036-6522
________

(212) 735-3000
Fax:  (212) 735-2000
http://www.skadden.com

April 1, 2013

Ed Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:	Cushing Funds Trust (File Nos. 333-167481 and 811-22428)

Dear Mr. Bartz:

Cushing Funds Trust (the “Trust”) has authorized us to make the following responses to your telephonic comments received on February 27, 2013 to Post-Effective Amendment No. 10 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-167481 and 811-22428) (the “Registration Statement”) as filed with the Securities and Exchange Commission (the “Commission”) on January 11, 2013, in connection with the registration of The Cushing® Renaissance Advantage Fund (the “Fund”), a new series of the Trust.  Your comments are set forth below in numbered paragraphs and our response follows each respective comment.  Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 14 to the Registration Statement, which will be filed via EDGAR on or about the date hereof.

GENERAL

1.           The Prospectus identifies three classes of shares offered by the Fund: Class A Shares, Class C Shares and Class I Shares.  The Trust’s EDGAR submission of Post-Effective Amendment No. 10, however, only identifies one class of shares.  Please correct the EDGAR submission to reflect each class of shares of the Fund.

  Post-Effective Amendment No. 14 will include each class of shares of the Fund in the EDGAR submission data.

Ed Bartz
April 1, 2013

SUMMARY PROSPECTS

Investment Objective

2.           The Fund’s investment objective is “to seek to produce a high total return with an emphasis on current income.”  Include a brief explanation of “total return” in the Prospectus.

  The Fund has added the requested disclosure.

Fees and Expenses of the Fund

3.            The Fund’s Annual Fund Operating Expense Table includes a line item for “Distribution (12b-1) and/or Service Fees.”  If such service fees are not 12b-1 fees, move separate such fees to from the line item for 12b-1 fees.”

  The Fund respectfully submits that the current presentation accurately reflects the nature of the distribution and service fees paid by the Fund and will be best understood by investors in the Fund.  The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 and has adopted a related Service Plan.   The Distribution Plan provides that the maximum amount payable pursuant to the Distribution Plan and the Service Plan, in the aggregate, is as follows: Class A Shares: 0.25%, Class C Shares: 1.00%.   Of that maximum aggregate amount up to 0.25% may be paid by each class of Shares as service fees pursuant to the Service Plan.  The Fund respectfully submits that because the maximum amounts payable are established by the Distribution Plan, presenting the Distribution and/or Service Fees together on a single line item is appropriate, and presenting Service Fees on a separate line item or as a component of other expenses is likely to result in unnecessary confusion among Fund investors."

4.           Revise the line item “Net Total Annual Fund Operating Expenses (after fee waiver/expense reimbursement)” by deleting the word “Net.”

  The Fund has made the requested revision.

5.           Re-file as an exhibit to the Registration Statement the final version of the fee waiver agreement, reflecting the amount of the fee waiver/expense reimbursement.

  A final copy of the fee waiver agreement will be filed as an exhibit to Post-Effective Amendment No. 14 to the Registration Statement.

Principal Investment Strategies of the Fund

6.           The Fund may invest in debt securities of any maturity or duration.  Include in the Prospectus a duration example.

  The Fund has added the requested disclosure.

Tax Information

7.           Revise disclosure under the heading “Tax Information” to make the disclosure more concise.

  The Fund has made the requested revisions.

Ed Bartz
April 1, 2013

PROSPECTUS

Additional Information About the Investment Strategies and Related Risks of the Fund—Principal Risks of the Fund

8.           Add “Concentration Risk” from the Summary Prospectus to this Section.

  The Fund has added the requested disclosure.

Additional Information About the Investment Strategies and Related Risks of the Fund—Additional Risks of Investing in the Fund—Strategic Transactions Risk

9.           Explain supplementally how derivative instruments are valued for purposes of the Fund’s policy of investing at least 80% of its Managed Assets in Renaissance Companies (the “80% Policy”) and confirm that notional value will not be used for such purpose.

  To the extent that the Fund enters into derivative instruments that have economic characteristics similar to an investment in Renaissance Companies, the Fund intends to include those derivative instruments in calculating the 80% Policy consistent with applicable interpretations of the Staff of the SEC.  In calculating the 80% Policy, derivatives instruments will be included at their market value, as determined in accordance with the valuation policies and procedures adopted by the Board of Trustees of the Trust.  To the extent the notional value of a derivative instrument exceeds its market value, the notional value will not be included for purposes of calculating the 80% Policy.

10.           This section states that the Fund may engage in swap transactions. When the Fund engages in swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to swaps, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

The Fund will maintain an appropriate amount of asset coverage and acknowledges that the Commission may, in the future, issue additional guidance regarding swaps, and such guidance may impact the asset coverage requirements and could affect the Fund’s use of swaps.

Ed Bartz
April 1, 2013

Management of the Fund—Advisory Agreement

11.           Confirm that the Fund’s expense table will be calculated on the basis of net assets, although management fees are payable on “Managed Assets.”

The Fund confirms that the expenses set forth in the expense table will be calculated on the basis of the Fund’s net assets.

12.           Explain how the Fund values derivative instruments for purposes of calculating “Managed Assets” as used in the Advisory Agreement.  Confirm that the notional value of derivative instruments will not be used for this purpose.

In calculating the Managed Assets of the Fund, derivatives instruments are valued at their market value, as determined in accordance with the valuation policies and procedures adopted by the Board of Trustees of the Trust.  To the extent the notional value of a derivative instrument exceeds its market value, the notional value will not be included for purposes of calculating Managed Assets.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

13.           Investment Restriction #3 states that the Fund will concentrate in the energy industry, whereas disclosure in the Prospectus states that the Fund will concentrate in the energy sector.  Please clarify.

The Fund has revised Investment Restriction #3 to clarify that the Fund will concentrate its investments in the industry or group of industries that constitutes the energy sector.

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The Trust, on behalf of the Fund, acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Trust may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ed Bartz
April 1, 2013

If you have any questions, please do not hesitate to contact me at (212) 735-3805 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Philip H. Harris

Philip H. Harris